Exhibit 99.7

news release  news release  news release  news release  news release

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION IN OR INTO THE UNITED STATES

This announcement does not represent an offer of securities in the United States and the securities referred to herein may not be offered in the United States absent registration under the US Securities Act of 1933, as amended or an exemption from registration.

Yell Group plc

Proposed Acquisition by Yell Group plc of Telefónica Publicidad e Información, S.A. for €3.3bn (£2.3bn)

Applying Yell’s proven strategy and best practice in substantial new growth markets

•                  Yell Group plc (“Yell” or the “Company”) announced today that it has entered into an agreement with Telefónica S.A. (“Telefónica”) to acquire its 59.905% stake in Telefónica Publicidad e Información, S.A. (“TPI”) by way of an all cash public tender offer (“the Offer”) for the entire issued share capital of TPI (the “Acquisition”). The Acquisition values the equity of TPI at €3,069 million (£2,125 million). Yell will also assume or refinance TPI’s estimated net debt of €220 million (£152 million)(1) as at 31 March 2006.

•                  The Offer will amount to €8.50 in cash for each TPI Share. TPI shareholders will also be entitled to retain the declared 2005 dividend of €0.40 per TPI share to be paid on 5 May 2006.

•             The Offer represents a discount of 4.9% to the closing middle market price of €8.94 per TPI share on 27 April 2006 (being the latest practicable date prior to the date of this announcement).

•             The Offer represents a premium of 22.3% to the average price of €6.95 for the 3 months prior to 18 January 2006 (the period prior to the estimated commencement of speculation regarding a possible takeover of TPI).

•                  TPI is the leading publisher of print and online directories in Spain where it publishes 182 directories and distributes over 36 million copies. TPI also has significant positions in a number of Latin American countries including leadership positions in Peru and Chile.

•                  TPI is a substantial and complementary extension to Yell’s existing business, adding a third leg to its highly successful operations in the UK and the US.

•                  By refocusing TPI on its core print and online directories business and transferring Yell’s proven strategy and best practices to Spain and TPI’s other markets, Yell expects to deliver significant revenue and margin improvements to TPI’s businesses, as well as material cost synergies.

•                  The Acquisition is expected to be earnings enhancing in the first full year after completion and deliver a return on capital in excess of 8.0% by the fourth full year as expected growth rate and profitability improvements are delivered.

(1)  Inclusive of declared 2005 dividend of €0.40 per share (€144.4 million). Assuming an exchange rate of GBP/EUR 1.44 as of 25 April 2006.

Yell Group plc. Registered Office: Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT. Registered in England No. 4180320.

•                  The transaction will be funded, following a full refinancing of Yell’s existing borrowings, by a combination of new senior secured credit facilities and the net proceeds of a proposed equity placing of approximately £350 million.

•             The Acquisition is conditional on Yell shareholder approval, authorisation of the Offer by the CNMV, Spain’s market regulator, and customary regulatory approvals. The Acquisition is expected to complete in July 2006.

John Condron, Chief Executive Officer of Yell, said:

“TPI is a high quality directory business in Spain, one of Europe’s largest and most attractive economies. It is a business we have looked at for a long time and we are confident it will add significant value to Yell. We have shared our strategic thinking with TPI’s senior management and we believe there is considerable growth to be achieved by focusing TPI back to its core businesses, simplifying its operations and benefiting from a sharing of best practice. We believe that the strategy of ‘winning, keeping and growing’ customers that has driven our strong organic growth in the UK and in the US will also successfully drive renewed growth in these new and substantial markets. We look forward to working with TPI’s existing management team led by its Chief Executive Officer, Javier Aguilera.”

John Davis, Chief Financial Officer of Yell, said:

“This is a strong value creation move. We have identified substantial revenue and margin upside as well as valuable cost synergies. Our equity placing coupled with our debt refinancing maintains our capacity to continue to drive our UK and US expansion programmes. The enlarged group’s strong cash flows will rapidly pay down debt as well as supporting our existing policy of growing dividends in line with earnings.”

Enquiries

Yell

•                  Jill Sherratt: +44 (0) 118 950 6984 / +44 (0) 7764 879808 (mobile)

•                  Jon Salmon: +44 (0) 118 950 6656

Deutsche Bank

•                  Geoffrey Austin: +44 (0) 20 7547 7142

•                  Michael Stock: +44 (0) 20 7547 6764

Goldman Sachs

•                  Simon Dingemans: +44 (0) 20 7774 4615

•                  Chris Bischoff: +44 (0) 20 7552 4619

Citigate Dewe Rogerson

•                  Anthony Carlisle: +44 (0) 20 7638 9571 / +44 (0) 7973 611 888 (mobile)

•                  Anthony Kennaway: +44 (0) 20 7282 1076

•                  Michael Berkeley: +44 (0) 20 7638 9571

This announcement may not be distributed, directly or indirectly, in or into the United States or any jurisdiction in which such publication or distribution is unlawful.  This announcement does not constitute or form part of an offer to sell or issue, or any solicitation of an offer to buy or subscribe for, any securities referred to herein in any jurisdiction, including, without limitation, the United States.  The placing, and the distribution of this announcement and other information in connection with the placing in certain jurisdictions, may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Goldman Sachs International and Merrill Lynch International, which are each authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for the Company and no one else in connection with the Placing and the other matters referred to in this announcement. They will not regard any other person as their respective clients and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Placing and the other matters referred to herein.

Deutsche Bank AG London, which is authorised by Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) and by the Financial Services Authority (FSA); regulated by the FSA for the conduct of UK business and a member of the London Stock Exchange, is acting exclusively for the Company and no one else in connection with the Placing and the other matters referred to in this announcement. They will not regard any other person as their respective clients and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Placing and the other matters referred to herein.

There will be no public offering in the United States. The securities referred to herein have not and will not be registered under the Securities Act.

This announcement includes statements that are, or may be deemed to be, “forward-looking statements”.  These forward-looking statements can be identified by the use of forward-looking terminology, including inter alia the terms “believes”, “plans”, “expects”, “may”, “will”, or “should” or, in each case, their negative or other variations or comparable terminology.

These forward-looking statements include matters that are not historical facts and include statements regarding the Company’s intentions, beliefs or current expectations concerning, among other things, the Company’s results of operations, financial condition, liquidity, prospects, growth, strategies, the outlook for relevant markets and the proposed Acquisition of TPI. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances.  A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements in this announcement reflect the Company’s view with respect to future events as at the date of this announcement and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity.

Save as required by relevant law or regulation, the Company undertakes no obligation publicly to release the results of any revisions to any forward-looking statements in this announcement that may occur due to any change in its expectations or to reflect events or circumstances after the date of this announcement. Information in this announcement or any of the documents relating to the Placing should not be relied upon as a guide to future performance.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION IN OR INTO THE UNITED STATES

This announcement does not represent an offer of securities in the United States and the securities referred to herein may not be offered in the United States absent registration under the US Securities Act of 1933, as amended or an exemption from registration.

Yell Group plc

28 April 2006

Introduction

•                  Yell Group plc (“Yell” or the “Company”) announced today that it has entered into an agreement with Telefónica S.A. (“Telefónica”) to acquire its 59.905% stake in Telefónica Publicidad e Información, S.A. (“TPI”) by way of an all cash public tender offer (“the Offer”) for the entire issued share capital of TPI (the “Acquisition”). The Acquisition values the equity of TPI at €3,069 million (£2,125 million). Yell will also assume or refinance TPI’s estimated net debt of €220 million (£152 million)(2) as at 31 March 2006.

•                  The Offer will amount to €8.50 in cash for each TPI Share. TPI shareholders will also be entitled to retain the declared 2005 dividend of €0.40 per TPI share to be paid on 5 May 2006

•             The Offer represents a discount of 4.9% to the closing middle market price of €8.94 per TPI share on 27 April 2006 (being the latest practicable date prior to the date of this announcement)

•             The Offer represents a premium of 22.3% to the average price of €6.95 for the 3 months prior to 18 January 2006 (the period prior to the estimated commencement of speculation regarding a possible takeover of TPI).

Acquisition rationale

•             TPI is a substantial and complementary extension to Yell’s existing business, taking Yell into Spain, one of Europe’s largest and fastest growing markets, as well as into a number of attractive Latin American countries. The Acquisition, which comes with the active support of management, brings significant opportunities to grow TPI’s revenue and margins.

•             TPI is the leading publisher of printed and online directories in Spain with an estimated market share of 90% and powerful brand recognition. In Spain, TPI publishes 182 directories with a distribution of over 36 million copies. TPI also has significant positions in a number of Latin American countries including leadership positions in Peru and Chile.

•             GDP growth in Spain, TPI’s primary market, has outpaced that of Europe and the UK recently. In addition, the unregulated directories market exhibits low print usage, low print and low internet penetration as well as low average revenue per advertiser (“ARPA”) relative to Yell’s experience in its existing markets and levels seen elsewhere in Europe. This is expected to provide Yell with significant opportunities to grow and to develop the business in Spain.

•             Yell intends to refocus TPI’s business on the core print and online directory operations, simplifying activities and transferring proven best practices:

•             print initiatives will include: building usage by refocusing advertising and promotion spend on the core product, improving the comprehensiveness of directories and speeding up book distribution; and growing ARPA by refocusing the sales force on the core product, reinvesting in the sales force, redesigning the discounting programme and simplifying the rate card

(2)  Inclusive of declared 2005 dividend of €0.40 per share (€144.4 million). Assuming an exchange rate of GBP/EUR 1.44 as of 25 April 2006.

•             internet initiatives will include developing a more focused sales force with expertise in the internet offering, accelerating the unbundling of internet from print, reviewing and simplifying the pricing structure, improving sales force incentivisation and leveraging Yell’s experience with yell.com.

•             Yell believes that together these strategies will deliver substantial revenue and margin improvements in TPI’s operations. In particular:

•             Yell anticipates accelerating the Spanish print business’s growth from the 2.4% p.a. seen over the last two years to approximately 5% p.a. by 2008/2009

•             Yell is planning to improve internet revenue growth in Spain from the 12.9% p.a. seen over the last two years to approximately 40% p.a. by 2008/2009.

•             Yell also expects the Acquisition to deliver total cost synergies of approximately €22 million (£15 million) per annum by 2008/2009. These synergies are driven by economies of scale and improved purchasing power together with the renegotiation of contracts and consolidation of IT operations.

Financial impact

•             For the financial year ended 31 December 2005, TPI reported revenue under IFRS of €653.9 million (£454.1 million) and EBITDA of €219.3 million (£152.3 million)(3).

•             Yell anticipates revenue opportunities and cost synergies to lead to growth in TPI’s EBITDA margin from 33.7% in 2005 to approximately 41% by the 2008/2009 financial year.

•             Yell expects the Acquisition to be earnings enhancing in the 2007/2008 financial year, being the first full year following completion.

•             The Acquisition and its financing will lead to a reduction in Yell’s cost of capital. The annual return on capital from the Acquisition is expected to be in excess of 8.0% by the fourth full year.

•             The financing of the Acquisition of TPI maintains Yell’s flexibility to fund further US growth.

•             The enlarged group’s strong cash flows will enable rapid de-levering as well as supporting Yell’s existing policy of growing dividends in line with earnings.

Financing

•             The Acquisition will be financed using proceeds of a placing of new shares expected to raise approximately £350 million (the “Placing”) net of costs and borrowings made under new senior secured credit facilities of up to £4,650 million, fully underwritten by Citigroup Global Markets Limited, Deutsche Bank AG (“Deutsche Bank”), Goldman Sachs International (“Goldman Sachs”) and HSBC Bank plc.  In addition, these banks will provide Yell with an ongoing revolving credit facility of £400 million.

•             The new secured credit facilities will be used, inter alia: (i) to finance the Acquisition; (ii) to refinance all of Yell’s existing senior bank debt of approximately £1,659 million(4); (iii) to redeem in full Yell’s existing Senior Notes; and (iv) to bridge the receipt of the proceeds of the Placing.

•             The revolving credit facility will be available to fund the general corporate and working capital purposes of the Group.

(3)  TPI Páginas Amarillas results, January-December 2005, page 5.

(4)  Per 2006 Interim Results to September 2005

•             Assuming 100% acceptances and the completion of the proposed equity placing, net debt for the Yell Group following the completion of the Acquisition is initially expected to be below 5.5x expected EBITDA for the financial year 2006/2007. Yell expects to de-lever rapidly thereafter.

Placing

•             Yell intends to finance the acquisition in part with the proceeds of a Placing of up to ten per cent of Yell’s current issued share capital or approximately £350 million. The Placing, which is being arranged by Deutsche Bank, Goldman Sachs and Merrill Lynch International (“Merrill Lynch”), will be the subject of an accelerated bookbuild. The Placing is not underwritten. In the event that the Acquisition does not complete, the funds raised through the Placing will be used for general corporate purposes.

•             The books will open with immediate effect. The books are expected to close no later than 4.00 p.m. on Friday, 28 April 2006, and pricing and allocations are expected to be announced by 5.00 p.m. The timing of the closing of the books, pricing and allocations may be accelerated at the absolute discretion of Deutsche Bank, Goldman Sachs and Merrill Lynch. The placing price (the “Placing Price”) in respect of the new ordinary shares to be issued by the Company pursuant to the Placing (the “Placing Shares”) will be determined by Deutsche Bank, Goldman Sachs and Merrill Lynch at the close of the bookbuild process.

•             Details of the Placing Price and the number of Placing Shares will be announced by the Company as soon as practicable after the close of the bookbuild.

•             The Placing Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing issued ordinary shares of Yell, including the right to receive all dividends and other distributions declared, made or paid in respect of such ordinary shares after the date of issue of the Placing Shares.

•             Application will be made for the Placing Shares to be admitted to the Official List maintained by the Financial Services Authority and to be admitted to trading by the London Stock Exchange plc on its market for listed securities (together ‘Admission’). Admission is expected to take place at 8:00 am on 4 May 2006.

•             Attention is drawn to the detailed terms and conditions of the Placing set out in the Appendix to this announcement.

The Enlarged Group

•             TPI is expected to be substantially integrated by the end of the calendar 2007.

•             Pro forma 2005/2006 financial year revenues by geography are expected to be split 33% UK, 47% US, 17% Europe and 4% Latin America. Currently, UK and USA revenues account for 41% and 59% of total Yell Revenues respectively.

•             Yell and TPI’s combined businesses will publish 1,270 directories across the UK, the US, Spain, Argentina, Brazil, Chile and Peru.

•             The enlarged Yell group will employ approximately 9,000 -10,000 sales executives.

•             Yell looks forward to working with TPI’s existing management team, led by Javier Aguilera (Chief Executive Officer), Ana Garcia Fau (Chief Financial Officer) and Jesus Figueroa (Chief Commercial Officer).

Agreement with Telefónica and conditions to closing

•             Yell has entered into an agreement with Telefónica to make an all-cash public tender offer for the entire issued share capital of TPI.  Telefónica has undertaken to accept this offer in respect of its entire interest in TPI representing 59.905% of TPI’s share capital.  Telefónica could, subject to certain terms and conditions, be released from this undertaking if a third party made an offer for TPI at a price which exceeded Yell’s offer by more than 10%.  In these circumstances, Telefónica would be obliged to pay a break fee to Yell of €30 million.

•             The agreement to acquire the entire Telefónica stake in TPI and the subsequent launch of the all cash public tender offer for the entire issued share capital of TPI is dependent on approval by Yell shareholders, the customary regulatory review in Spain, and authorization of the CNMV.

•             A circular giving further details of the Acquisition and containing a notice of an extraordinary general meeting of Yell to approve the Acquisition will be sent to shareholders in the near future.

Timetable

•             The Transaction is expected to be completed in July 2006 on the basis that the process to obtain the approval of Yell’s shareholders and the Spanish authorities can be obtained by the end of May.

Background information

•             Spain has recently experienced strong relative GDP growth. GDP growth in 2005 was 3.4%, significantly above the GDP growth of 1.5% in Europe(5) and the 1.8% in the UK in 2005.

•             Print usage and penetration in Spain are low relative to the UK and other European markets(5). Print usage is 27% vs. 65% in the UK and print penetration as a percentage of the population is 14% relative to 24% in the UK.

•             There is relatively low internet penetration in Spain where 37% of the population with access to Internet is online vs. 60% in the UK and 49% in Europe(5).

Information on Yell

•                  Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

•                  In the year ended 31 March 2005, Yell published 111 directories in the UK and 565 in the US. In the UK, where it is a leading player in the classified advertising market, it served 501,000 unique advertisers. In the US, where it is a leading independent directories business, it served 455,000 unique advertisers. Subsequent to the year end, Yell acquired Transwestern and with it 332 directories in the US.

•                  Yell’s brands in the UK are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the US are Yellow Book and Yellowbook.com, all of which are trademarks.

(5)  Europe defined as the average of the UK, Germany, France, Italy and Spain. Source: Kelsey Group.

Information on TPI

•                  TPI is the leading publisher of directories (printed and online) in Spain (estimated market share of 90%) and a leading publisher in Latin America (No 1 in Peru and Chile). TPI publishes 182 directory titles in Spain, where its book distribution exceeds 36 million copies(6), and 80 directory titles in Latin America.

•                  TPI’s core business is the publication and distribution of directories, guides and specialised magazines, in printed and online form.

•                  TPI is headquartered in Madrid, is listed on the Spanish stock exchange and is a constituent of the IBEX-35 and New Market (IbexNM) indices.  As at 27 April 2006, its market capitalisation stood at €3,068 million.

•                  The shares of TPI are currently held as to 59.905% by Telefónica, with the remaining 40.095% held by minority shareholders.

•                  As at 31 December 2005, TPI had 2,942 employees(7).

•                  For the financial year ended 31 December 2005, TPI reported under IFRS revenue of €653.9 million (£454.1 million), EBITDA of €219.3 million (£152.3 million) and profit before tax of €190.4 million (£132.2 million)(8). As at 31 December 2005, TPI had gross assets of €769.6m (£534.4 million).

•                  Further financial information, including an accountants’ report on TPI, will be included in the Circular.

Analyst / Investor Meeting

There will be a presentation with analysts and investors at 8.30 a.m. today at Goldman Sachs International, 120 Fleet Street, EC4A 2BB, London.

There will be a dial-in facility for the Yell presentation:

UK participant dial in: +44 (0) 20 8515 2322

US participant dial in: +1 866 384 2824

With a replay facility:

Dial in: +44 (0) 20 8515 2499 Pin – 619856#

There will also be a live webcast of the presentation, accessible on www.yellgroup.com.

Additional information

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the proposed offer for TPI securities or otherwise. Any tender of securities of TPI pursuant to the proposed tender offer (the “Tender Offer”) should be made solely on the basis of information contained in the form of offer made to shareholders of TPI in connection with the Tender Offer as authorised by the CNMV.

(6)  Source: The Kelsey Group

(7)  TPI Annual Report 2005, page 76.

(8)  TPI Páginas Amarillas results, January-December 2005, page 5.

Deutsche Bank and Goldman Sachs are acting as joint financial advisers and brokers to Yell in relation to the Acquisition. Deutsche Bank, Goldman Sachs and Merrill Lynch are acting as joint global co-ordinators and bookrunners in relation to the Placing.

Goldman Sachs and Merrill Lynch are brokers to Yell.

Enquiries

Yell

•                  Jill Sherratt: +44 (0) 118 950 6984 / +44 (0) 7764 879808 (mobile)

•                  Jon Salmon: +44 (0) 118 950 6656

Deutsche Bank

•                  Geoffrey Austin: +44 (0)20 7547 7142

•                  Michael Stock: +44 (0) 20 7547 6764

Goldman Sachs

•                  Simon Dingemans: +44 (0) 20 7774 4615

•                  Chris Bischoff: +44 (0) 20 7552 4619

Citigate Dewe Rogerson

•                  Anthony Carlisle: +44 (0) 20 7638 9571 / +44 (0) 7973 611 888 (mobile)

•                  Anthony Kennaway: +44 (0) 20 7282 1076

•                  Michael Berkeley: +44 (0) 20 7638 9571

APPENDIX: TERMS AND CONDITIONS OF THE PLACING

Members of the public are not eligible to take part in the Placing. This Announcement and the terms and conditions set out herein are directed only at persons whose ordinary activities involve them in acquiring, holding, managing and disposing of investments (as principal or agent) for the purposes of their business and who have professional experience in matters relating to investments and are (1) qualified investors as defined in section 86(7) of the Financial Services and Markets Act 2000 (‘FSMA’), being persons falling within the meaning of Article 2.1(e)(i), (ii) or (iii) of Directive 2003/71/ec (the ‘Prospectus Directive’) and (2) fall within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the ‘Order’) or are persons who fall within Article 49(2)(a) to (d) (‘high net worth companies, unincorporated associations, etc’) of the Order or to whom it may otherwise lawfully be communicated (all such persons together being referred to as ‘relevant persons’). This announcement and the terms and conditions set out herein must not be acted on or relied on by persons who are not relevant persons. Persons distributing this announcement must satisfy themselves that it is lawful to do so. Any investment or investment activity to which this Appendix and the Terms and Conditions set out herein relate is available only to relevant persons and will be engaged in only with relevant persons. The announcement does not itself constitute an offer for sale or subscription of any securities in Yell Group plc (the ‘Company’).

This Announcement and any offer if made subsequently is only addressed to and directed at persons in member states of the European Economic Area (“EEA”) who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) (“Qualified Investors”).

Relevant Persons who choose to participate in the Placing will be deemed to have read and understood this Announcement in its entirety and to be participating on the terms and conditions contained herein, and to be providing the representations, warranties, agreements, acknowledgements and undertakings, in each case as contained in this Appendix.

In particular, Placees represent, warrant and acknowledge that they are qualified investors (as defined in section 86(7) of the Financial Services and Markets Act 2000 (“FSMA”)) and undertake that they will acquire, hold, manage or dispose of any Placing Shares that are allocated to them for the purpose of their business. In the case of any securities being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the securities acquired by it in such offering have not been acquired on a non-discretionary basis on behalf of, nor have they have been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of securities to the public other than their offer or resale in a relevant member state to Qualified Investors or in circumstances in which the prior consent of the Banks has been obtained to each such proposed offer or resale.

The Company and the Banks and their respective affiliates, will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

The Placing Shares that are the subject of the Placing (referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the ‘Securities Act’), and may not be offered or sold in the United States except pursuant to an exemption from, or as a part of a transaction not subject to, the registration requirements of the Securities Act and the securities laws of any applicable state of the United States. There will be no public offering of the Placing Shares in the United States.

This Announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for Placing Shares in any jurisdiction (including, without limitation, the United Kingdom and the United States) in which such offer or solicitation is or may be unlawful. This Announcement and the information contained herein is not for publication or distribution, directly or indirectly, to persons in the United States or in any jurisdiction in which such publication or distribution is unlawful.

The Placing Shares have not been approved or disapproved by the US Securities and Exchange Commission, any State securities commission in the United States or other regulatory authority in the United States, nor have any of the foregoing authorities passed upon or endorsed the merits of the Placing or the accuracy or adequacy of this Announcement. Any representation to the contrary is a criminal offence in the United States.

The distribution of this Announcement and the Placing and/or issue of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company or the Banks that would permit an offer of such Placing Shares or possession or distribution of this Announcement or any other offering or publicity material relating to such Placing Shares in any jurisdiction where action for that purpose is required. Persons to whose attention this Announcement is drawn are required by the Company and the Banks to inform themselves about and to observe any such restrictions.

Goldman Sachs and Merrill Lynch, which are each authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for the Company and no one else in connection with the Placing and the other matters referred to in this announcement. They will not regard any other person as their respective clients and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Placing and the other matters referred to herein.

Deutsche Bank AG London, which is authorised by Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) and by the Financial Services Authority (FSA); regulated by the FSA for the conduct of UK business and a member of the London Stock Exchange, is acting exclusively for the Company and no one else in connection with the Placing and the other matters referred to in this announcement. They will not regard any other person as their respective clients and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Placing and the other matters referred to herein.

Details of the Placing Agreement and the Placing Shares

The Banks have entered into a placing agreement (the ‘Placing Agreement’) with the Company whereby each of Deutsche Bank AG, London Branch (‘Deutsche Bank’), Goldman Sachs International (‘Goldman Sachs’) and Merrill Lynch International (‘Merrill Lynch’ and together with Deutsche Bank and Goldman Sachs, the ‘Banks’). The Banks have, subject to the satisfaction of certain conditions set out therein, undertaken severally, and not jointly or jointly and severally, to use reasonable endeavours as agent of the Company to seek to procure Placees for the Placing Shares.

The Placing Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing issued ordinary shares of 1 penny per share in the capital of the Company (‘Ordinary Shares’) including the right to receive all dividends and other distributions declared, made or paid in respect of such Ordinary Shares after the date of issue of the Placing Shares.

In this Appendix, unless the context otherwise requires, Placee means a person (including individuals, funds or others) on whose behalf a commitment to subscribe for Placing Shares has been given.

Application will be made to the Financial Services Authority (the ‘FSA’) for admission of the Placing Shares to the Official List of the FSA (the ‘Official List’) and to London Stock Exchange plc (the ‘London Stock Exchange’) for admission to trading of the Placing Shares on the London Stock Exchange’s market for listed securities (together ‘Admission’). It is expected that Admission will become effective on 4 May 2006 and that dealings in the Placing Shares will commence at that time.

Bookbuild

Commencing today, each of the Banks will be conducting an accelerated bookbuild process (the ‘Bookbuild Process’) to determine demand for participation in the Placing by Placees. This Appendix gives details of the terms and conditions of, and the mechanics of participation in, the Placing. No commissions will be paid to Placees or by Placees in respect of any Placing Shares.

The Banks will be entitled to effect the Placing by such alternative method to the Bookbuild Process as they may, in their sole discretion, determine. To the fullest extent permissible by law, none of the Banks nor any of its holding companies, subsidiaries, branches, affiliates or associated undertakings or any subsidiary, branch, affiliate or associated undertaking of any such holding company (each an ‘Affiliate’) shall have any liability to Placees (or to any other person whether acting on behalf of a Placee or otherwise). In particular, none Bank nor any of their affiliates shall have any liability in respect of its conduct of the Bookbuild Process or of such alternative method of effecting the Placing as the Banks may determine.

Participation in, and Principal terms of, the Bookbuild Process

Each of the Banks is arranging the Placing as an agent of the Company.

By participating in the Bookbuild Process and the Placing, Placees will be deemed to have read and understood this Announcement in its entirety and to be participating and making an offer for Placing Shares on the terms and conditions, and to be providing the representations, warranties, acknowledgements and undertakings, contained in this Appendix. The Company will make a further announcement following the close of the Bookbuild Process detailing the number of Placing Shares to be issued and the price at which the Placing Shares have been placed (the Pricing Announcement’).Each of the Banks and its affiliates is entitled to participate as principal in the Bookbuild Process.

The Bookbuild Process will establish a single price (the ‘Placing Price’) payable to the Banks by all Placees. Any discount to the market price of the Ordinary Shares of the Company will be determined in accordance with the Listing Rules as published by the FSA pursuant to part IV of the Financial Services and Markets Act 2000 and the guidelines issued by the ABI and NAPF.

The Bookbuild Process is expected to close today Friday 28 April at 4.00 p.m., but may be closed earlier at the sole discretion of the Banks. Each of the Banks may, at its sole discretion, accept bids that are received after the Bookbuild Process has closed.

A bid in the Bookbuild Process will be made on the terms and conditions in this Appendix and will not be capable of variation or revocation after the close of the Bookbuild Process.

A person who wishes to participate in the Bookbuild Process should communicate its bid by telephone to its usual sales contact at Deutsche Bank, Goldman Sachs or Merrill Lynch.

If successful, each Placee’s allocation and the Placing Price will be confirmed to Placees orally by the relevant Bank following the close of the Bookbuild Process, and a conditional contract note will be dispatched as soon as possible thereafter. The relevant Bank’s oral confirmation to such Placee will constitute an irrevocable legally binding commitment upon such person (who will at that point become a Placee) to subscribe for the number of Placing Shares allocated to it at the Placing Price on the terms and conditions set out in this Appendix and in accordance with the Company’s Memorandum and Articles of Association.

The allotment and issue of Placing Shares to the Placees by the Company will be in consideration for the transfer to the Company of shares in a Jersey incorporated company by the relevant Bank. Each Placee’s obligations will be owed to the Company and to the Bank through whom such Placee submitted its bid. Each Placee will also have an immediate, separate, irrevocable and binding obligation, owed to the relevant Bank, to pay to it (or as it may direct) in cleared funds an amount equal to the product of the Placing Price and the number of Placing Shares such Placee has agreed to subscribe. The relevant Bank will procure the allotment by the Company of such Placing Shares to each Placee by effecting the necessary transfer to the Company of shares in the Jersey company following each Placee’s payment to the relevant Bank of such amount.

Any offering made in the United States will be to a limited number of QIBs in a transaction not involving any public offering. The Placing Shares are being offered and sold outside the United States in accordance with the terms of Regulation S under the Securities Act.

All obligations under the Placing will be subject to fulfilment of the conditions referred to below under ‘Conditions of the Placing’.

Conditions of the Placing

The Placing is conditional upon the Placing Agreement becoming unconditional and not having been terminated in accordance with its terms.

Each Bank’s obligations under the Placing Agreement are conditional on, inter alia:(a) the execution of the Terms of Sale (as defined in the Placing Agreement) by each of the Banks and the Company and the publication of the Pricing Announcement through a Regulatory Information Service by not later than 6.00 p.m. on 28 April 2006 ;

(b) the acquisition agreement relating to the proposed Acquisition remaining in full force and effect and not having lapsed or been terminated or amended or varied prior to Admission; and

(c) Admission taking place not later than 8.00 a.m. on 4 May 2006 (or such later date as the Banks and the Company may agree).

If any of the conditions contained in the Placing Agreement is not fulfilled or waived by each of the Banks by the respective time or date where specified (or such later time or date as both of the Company and the Banks may agree or the Placing Agreement is terminated in the circumstances specified below, the Placing will lapse and the Placee’s rights and obligations hereunder shall cease and terminate at such time and each Placee agrees that no claim can be made by the Placee in respect thereof.

By participating in the Bookbuild Process each Placee agrees that its rights and obligations cease and terminate only in the circumstances described above and will not be capable of rescission or termination by it.

The Banks may, at their discretion and upon such terms as they jointly think fit, waive compliance by the Company with the whole or any part of any of the Company’s obligations in relation to the conditions in the Placing Agreement save that condition (c) above relating to Admission taking place may not be waived. Any such extension or waiver will not affect Placees’ commitments as set out in this Announcement.

The Placing Agreement, and therefore the Placing, is not conditional on the proposed Acquisition. No assurance can be given that the proposed Acquisition will be completed or completed on the terms described in this announcement (including in relation to the consideration payable).

If the Acquisition does not complete, the Company intends to use the proceeds of the Placing for general corporate purposes.

Right to terminate under the Placing Agreement

The Banks may, in their absolute discretion, by notice to the Company prior to Admission terminate the Placing Agreement at any time up to and including Admission including, without limitation, a breach by the Company of any of the representations, warranties or undertakings contained in the Placing Agreement or a failure by the Company to comply with its material obligations under the Placing Agreement, or a material adverse change in the financial markets which would in the reasonable opinion of the Banks make it impractical to market the Placing Shares or to enforce contracts for the sale of the Placing Shares.

If the Banks’ obligations under the Placing Agreement are terminated in accordance with its terms, the rights and obligations of each Placee in respect of the Placing as described in this Announcement shall cease and terminate at such time and no claim can be made by any Placee in respect thereof.

By participating in the Placing, each Placee agrees with the Banks that the exercise by any of the Banks of any right of termination or other discretion under the Placing Agreement, including in respect of any decision it may make as to whether or not to waive or to extend the time and/or date for the satisfaction of any condition to the Placing Agreement or for any decision they may make as to the satisfaction of any condition or in respect of the Placing generally, shall be within the absolute discretion of such Bank and that such Bank need not make any reference to such Placee and that the Banks shall have no liability whatsoever to the Placee (or to any other person whether acting on behalf of a Placee or otherwise) in connection with any such exercise.

No Prospectus

No offering document or prospectus has been or will be submitted to be approved by the FSA in relation to the Placing and Placees’ commitments will be made solely on the basis of the information contained in this Announcement, the Pricing Announcement and any information publicly announced to a Regulatory Information Service by or on behalf of the Company prior to the date of this announcement (the ‘Publicly Available Information’). Each Placee, by accepting a participation in the Placing, agrees that the content of this Announcement and the Publicly Available Information is exclusively the responsibility of the Company and confirms that it has neither received nor relied on any other information, representation, warranty, or statement made by or on behalf of the Banks or the Company or any other person and none of the Banks nor the Company nor any other person will be liable for any Placee’s decision to participate in the Placing based on any other information, representation, warranty or statement which the Placees may have obtained or received. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in accepting a participation in the Placing.

Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation.

Registration and Settlement

Settlement of transactions in the Placing Shares following Admission will take place within the CREST system, subject to certain exceptions. Each of the Banks reserves the right to require settlement for and delivery of the Placing Shares to Placees by such other means that it deems necessary if delivery or settlement is not possible or practicable within the CREST system within the timetable set out in this Announcement or would not be consistent with the regulatory requirements in the Placee’s jurisdiction.

Each Placee allocated Placing Shares in the Placing will be sent a conditional contract note stating the number of Placing Shares allocated to it, the Placing Price, the aggregate amount owed by such Placee to the relevant Bank and settlement instructions. Each Placee agrees that it will do all things necessary to ensure that delivery and payment is completed in accordance with either the standing CREST or certificated settlement instructions that it has in place with the relevant Bank.

It is expected that settlement will be on 4 May 2006 on a T+3 basis in accordance with the instructions set out in the conditional contract note.

Interest is chargeable daily on payments not received from Placees on the due date in accordance with the arrangements set out above at the rate of two percentage points above LIBOR as determined by the relevant Bank.

Each Placee is deemed to agree that if it does not comply with these obligations, the relevant Bank may sell any or all of the Placing Shares allocated to that Placee on such Placee’s behalf and retain from the proceeds, for the Bank’s account and benefit, an amount equal to the aggregate amount owed by the Placee plus any interest due. The relevant Placee will, however, remain liable for any shortfall below the aggregate amount owed by it and may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon the sale of such Placing Shares on such Placee’s behalf.

If Placing Shares are to be delivered to a custodian or settlement agent, Placees should ensure that the conditional contract note is copied and delivered immediately to the relevant person within that organisation.

Insofar as Placing Shares are registered in a Placee’s name or that of its nominee or in the name of any person for whom a Placee is contracting as agent or that of a nominee for such person, such Placing Shares should, subject as provided below, be so registered free from any liability to UK stamp duty or stamp duty reserve tax. Placees will not be entitled to receive any fee or commission in connection with the Placing.

Representations and Warranties

By participating in the Bookbuild Process each Placee (and any person acting on such Placee’s behalf) represents, warrants, acknowledges and agrees that:

1.                                       it has read this Announcement (including this Appendix) in its entirety;

2.             no offering document or prospectus has been prepared in connection with the Placing of the Placing Shares and represents and warrants that it has not received a prospectus or other offering document in connection therewith;

3.             the Ordinary Shares are listed on the Official List, and the Company is therefore required to publish certain business and financial information in accordance with the rules and practices of the FSA, which includes a description of the nature of the Company’s business and the Company’s most recent balance sheet and profit and loss account, and similar statements for preceding financial years and that it is able to obtain or access such information without undue difficulty;

4.             none of the Banks, nor the Company nor any of their affiliates nor the Company nor any of its affiliates nor any person acting on behalf of any of them has provided, and will not provide it with any material regarding the Placing Shares or the Company other than this Announcement; nor has it requested any of the Banks, the Company or any of their affiliates, the Company, any of their affiliates or any person acting on behalf of any of them to provide it with any such information;

5.                                       the content of this Announcement and the Publicly Available Information is exclusively the responsibility of the Company and that none of the Banks nor any person acting on their behalf has or shall have any liability for any information, representation or statement contained in this Announcement, the Pricing Announcement or any Publicly Available Information and will not be liable for any Placee’s decision to participate in the Placing based on any information, representation or statement contained in this Announcement or otherwise; that the only information on which it is entitled to rely and on which such Placee has relied in committing itself to acquire the Placing Shares is contained in this Announcement, the Pricing Announcement and the Publicly Available Information, such information being all that it deems necessary to make an investment decision in respect of the Placing Shares and that it has neither received nor relied on any other information given or representations, warranties or statements made by any of the Banks or the Company and none of the Banks nor the Company will be liable for any Placee’s decision to accept an invitation to participate in the Placing based on any other information, representation, warranty or statement. Each Placee further acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in deciding to participate in the Placing;

7.             it, or the beneficial owner, as applicable, is entitled to subscribe for Placing Shares under the laws of all relevant jurisdictions which apply to it and that it has fully observed such laws and obtained all such governmental and other guarantees and other consents in either case which may be required thereunder and complied with all necessary formalities;

8.             the Placing Shares have not been and will not be registered under the securities legislation of the United States and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, within the United States;

9.             if the Placing Shares were offered to it in the United States, (i) it has relied on its own examination of the Company and the terms of the Placing, including the merits and risks involved, (ii) it has made its own assessment and investment decision regarding the Company, the Placing Shares and the terms of the Placing based on such information as is publicly available, (iii) it has consulted its own independent advisors or otherwise has satisfied itself concerning, without limitation, the effects of United States federal, state and local income tax laws and foreign tax laws generally and the US Employee Retirement Income Security Act of 1974, the US Investment Company Act of 1940, as amended and the Securities Act and (iv) it has received all information that it believes is necessary or appropriate in order to make an investment decision in respect of the Company and the Placing Shares;

10.                                 the Placing Shares are being offered and sold to it in a transaction not involving any public offering in the United States within the meaning of the Securities Act, and represents and warrants that it is either (i) a QIB that has been furnished an investor letter by any of the

Banks, or (ii) purchasing the Placing Shares in an ‘offshore transaction’ in accordance with Regulation S under the Securities Act, for an account with respect to which it exercises sole investment discretion and any such account is outside the United States, within the meaning of Regulation S under the Securities Act, and if it is a QIB, (i) it is subscribing for the Placing Shares for its own account, or for one or more accounts as to each of which it exercises sole investment discretion and each of which accounts is a QIB, for investment purposes, and not with a view to any distribution or for resale in connection with the distribution thereof, in whole or in part, in the United States and (ii) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Placing Shares, and it and any accounts for which it is subscribing Placing Shares (i) are each able to bear the economic risk of its or their investment in the Placing Shares, (ii) will not look to the Company or the Banks for all or part of any such loss or losses it or they may suffer, (iii) are able to sustain a complete loss on its or their investment in the Placing Shares, (iv) have no need for liquidity with respect to its or their investment in the Placing Shares and (v) have no reason to anticipate any change in its or their circumstances, financial or otherwise, which may cause or require any sale or distribution by it or them of all or any part of the Placing Shares;

11.                                 the Placing Shares have not been and will not be registered under the Securities Act or with any State or other jurisdiction of the United States, nor approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other United States regulatory authority, and agrees not to reoffer, resell, pledge or otherwise transfer the Placing Shares except (i) in offshore transactions in accordance with Regulation S under the Securities Act, (ii) to QIBs pursuant to Rule 144A under the Securities Act, or (iii) pursuant to Rule 144 under the Securities Act, and in any case in compliance with all applicable laws and further agrees to notify any transferee to whom it subsequently reoffers, resells, pledges or otherwise transfers the Placing Shares of the foregoing restrictions on transfer;

12.                                 that if it is a pension fund or investment company, its purchase of Placing Shares is in full compliance with applicable laws and regulations;

13.                                 where it is acquiring the Placing Shares for one or more managed accounts, it represents and warrants that it is authorised in writing by each managed account (i) to acquire the Placing Shares for each managed account and (ii) to execute and deliver an investment letter in the form provided to it by any of the Banks on behalf of each managed account. Each Placee agrees to indemnify and hold the Company and the Banks harmless from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of or in connection with any breach of the representations and warranties in this paragraph 14. Each Placee agrees that the provisions of this paragraph 14 shall survive the resale of the Placing Shares by or on behalf of the managed accounts;

14.                                 acknowledges that no representation has been made as to the availability of Rule 144 or any other exemption under the Securities Act for the reoffer, resale, pledge or transfer of the Placing Shares in the United States;

15.                                 the Placing Shares are being offered and sold in the United States in reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and are ‘restricted securities’ within the meaning of Rule 144(a)(3) under the Securities Act and represents and warrants on its own behalf and on behalf of any accounts for which it is acting that, so long as the Placing Shares are restricted securities, it will not deposit the Placing Shares into any unrestricted depositary facility in the United States established or maintained by any depositary bank in respect of the Ordinary Shares;

16.                                 the issue to it, or the person specified by it for registration as holder, of Placing Shares will not give rise to a liability under any of sections 67, 70, 93 or 96 of the Finance Act 1986 (depositary receipts and clearance services) and that the Placing Shares are not being acquired in connection with arrangements to issue depositary receipts or to transfer Placing Shares into a clearance system;

17.                                 it has complied with its obligations in connection with money laundering and terrorist financing under the Proceeds of Crime Act 2002, the Terrorism Act 2003 and the Money Laundering Regulations 2003 (the ‘Regulations’) and, if making payment on behalf of a third party, that satisfactory evidence has been obtained and recorded by it to verify the identity of the third party as required by the Regulations;

18.                                 it and any person acting on its behalf is a person falling within Article 19 and/or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005;

19.                                 it falls within section 86(7) of FSMA, being a qualified investor and is otherwise a Relevant Person as defined in this Appendix;

20.                                 if it is a financial intermediary, as that term is used in Article 3(2) of the EU Prospectus Directive 2003/71/EC, the Placing Shares subscribed for and/or purchased by you in the Placing has not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in a Member State of the European Economic Area which has implemented the Prospectus Directive other than qualified investors, or in circumstances in which the prior consent of the Banks has been given to the offer or resale;

21.                                 it has not offered or sold and, prior to the expiry of a period of six months from Admission, will not offer or sell any Placing Shares to persons in the United Kingdom, except to except to qualified investors (as defined in section 86(7) of FSMA) or otherwise in circumstances which have not resulted and which will not result in an offer to the public in the United Kingdom within the meaning of section 85(1) of the FSMA;

22.                                 it has not offered or sold and will not offer or sell any Placing Shares to persons in the European Economic Area prior to Admission except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted in and which will not result in an offer to the public in any member state of the European Economic Area within the meaning of the Prospectus Directive (which means Directive 2003/71/EC and includes any relevant implementing measure in any member state);

23.                                 it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) relating to the Placing Shares in circumstances in which section 21(1) of the FSMA does not require approval of the communication by an authorised person;

24.                                 it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Placing Shares in, from or otherwise involving, the United Kingdom;

25.                                 it and any person acting on its behalf is entitled to acquire the Placing Shares under the laws of all relevant jurisdictions and that it has all necessary capacity and has obtained all necessary consents and authorities to enable it to commit to this participation in the Placing and to perform its obligations in relation thereto (including, without limitation, in the case of any person on whose behalf it is acting, all necessary consents and authorities to agree to the terms set out or referred to in this Announcement) and will honour such obligations;

26.                                 it (and any person acting on its behalf) will make payment for the Placing Shares allocated to it in accordance with this Announcement on the due time and date set out herein, failing which the relevant Placing Shares may be placed with other subscribers or sold as the relevant Bank may in its sole discretion determine and without liability to such Placee;

27.                                 none of the Banks, nor any of their affiliates, nor any person acting on behalf of any of them, is making any recommendations to it, advising it regarding the suitability of any transactions it may enter into in connection with the Placees and that participation in the Placing is on the basis that it is not and will not be a client of any of the Banks and that none of the Banks has duties or responsibilities to it for providing the protections afforded to its clients or customers or for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement nor for the exercise or performance of any of its rights and obligations thereunder including any rights to waive or vary any conditions or exercise any termination right;

28.                                 the person who it specifies for registration as holder of the Placing Shares will be (i) itself or (ii) its nominee, as the case may be. None of the Banks nor the Company will be responsible for any liability to stamp duty or stamp duty reserve tax resulting from a failure to observe this requirement. Each Placee and any person acting on behalf of such Placee agrees to participate in the Placing and it agrees to indemnify the Company and each of the Banks in respect of the same on the basis that the Placing Shares will be allotted to the CREST stock account of Goldman Sachs who will hold them as nominee on behalf of such Placee until settlement in accordance with its standing settlement instructions;

29.                                 any agreements entered into by it pursuant to these terms and conditions shall be governed by and construed in accordance with the laws of England and it submits (on behalf of itself and on behalf of any person on whose behalf it is acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute or matter arising out of any such contract, except that enforcement proceedings in respect of the obligation to make payment for the Placing Shares (together with any interest chargeable thereon) may be taken by the Company or the Banks in any jurisdiction in which the relevant Placee is incorporated or in which any of its securities have a quotation on a recognised stock exchange;

30.                                 the Company, the Banks and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and undertakings which are given to the Banks on their own behalf and on behalf of the Company and are irrevocable; and

31.                                 to indemnify and hold the Company and the Banks harmless from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of or in connection with any breach of the representations, warranties, acknowledgements, agreements and undertakings in this Appendix and further agrees that the provisions of this Appendix shall survive after completion of the Placing.

The agreement to settle a Placee’s acquisition (and/or the acquisition of a person for whom such Placee is contracting as agent) free of stamp duty and stamp duty reserve tax depends on the settlement relating only to an acquisition by it and/or such person direct from the Company for the Placing Shares in question. Such agreement assumes that the Placing Shares are not being acquired in connection with arrangements to issue depositary receipts or to transfer the Placing Shares into a clearance service. If there are any such arrangements, or the settlement related to any other dealing in the Placing Shares, stamp duty or stamp duty reserve tax may be payable, for which neither the Company nor the Banks will be responsible. If this is the case, each Placee should seek its own advice and notify the relevant Bank accordingly.

In addition, Placees should note that they will be liable for any stamp duty and all other stamp, issue, securities, transfer, registration, documentary or other duties or taxes (including any interest, fines or penalties relating thereto) payable outside the UK by them or any other person on the subscription by them of any Placing Shares or the agreement by them to subscribe for any Placing Shares.

When a Placee or person acting on behalf of the Placee is dealing with any of the Banks, any money held in an account with such Bank on behalf of the Placee and/or any person acting on behalf of the Placee will not be treated as client money within the meaning of the rules and regulations of the FSA made under the FSMA. The Placee acknowledges that the money will not be subject to the protections conferred by the client money rules; as a consequence, this money will not be segregated from the Bank’s money in accordance with the client money rules and will be used by the Bank in the course of their own business; and the Placee will rank only as a general creditor of the Bank.

All times and dates in this Announcement may be subject to amendment. The Banks shall notify the Placees and any person acting on behalf of the Placees of any changes.

This announcement may not be distributed, directly or indirectly, in or into the United States or any jurisdiction in which such publication or distribution is unlawful.  This announcement does not constitute or form part of an offer to sell or issue, or any solicitation of an offer to buy or subscribe for, any securities referred to herein in any jurisdiction, including, without limitation, the United States.  The placing, and the distribution of this announcement and other information in connection with the placing in certain jurisdictions, may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Goldman Sachs International and Merrill Lynch International, which are each authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for the Company and no one else in connection with the Placing and the other matters referred to in this announcement. They will not regard any other person as their respective clients and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Placing and the other matters referred to herein.

Deutsche Bank AG London, which is authorised by Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) and by the Financial Services Authority (FSA); regulated by the FSA for the conduct of UK business and a member of the London Stock Exchange, is acting exclusively for the Company and no one else in connection with the Placing and the other matters referred to in this announcement. They will not regard any other person as their respective clients and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Placing and the other matters referred to herein.

There will be no public offering in the United States. The securities referred to herein have not and will not be registered under the Securities Act.

This announcement includes statements that are, or may be deemed to be, “forward-looking statements”.  These forward-looking statements can be identified by the use of forward-looking terminology, including inter alia the terms “believes”, “plans”, “expects”, “may”, “will”, or “should” or, in each case, their negative or other variations or comparable terminology.

These forward-looking statements include matters that are not historical facts and include statements regarding the Company’s intentions, beliefs or current expectations concerning, among other things, the Company’s results of operations, financial condition, liquidity, prospects, growth, strategies, the outlook for relevant markets and the proposed Acquisition of TPI. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances.  A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements in this announcement reflect the Company’s view with respect to future events as at the date of this announcement and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity.

Save as required by relevant law or regulation, the Company undertakes no obligation publicly to release the results of any revisions to any forward-looking statements in this announcement that may occur due to any change in its expectations or to reflect events or circumstances after the date of this announcement. Information in this announcement or any of the documents relating to the Placing should not be relied upon as a guide to future performance.